                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           WRIGHT MEDICAL GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   98235T-107
                                   ----------
                                 (CUSIP Number)

                                  July 13, 2001
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                    ----------------------
CUSIP No.  98235T-107                  13G                 Page 2 of 7 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus Equity Partners, L.P.               I.D. #13-3986317
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |X|

--------------------------------------------------------------------------------
        3  SEC USE ONLY


--------------------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION


           Delaware
--------------------------------------------------------------------------------
                           5  SOLE VOTING POWER

                              -0-
                       ---------------------------------------------------------
      NUMBER OF            6  SHARED VOTING POWER
       SHARES
    BENEFICIALLY              13,987,602
      OWNED BY         ---------------------------------------------------------
        EACH               7  SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                 -0-
                       ---------------------------------------------------------
                           8  SHARED DISPOSITIVE POWER

                              16,269,805 (See Item 4)
--------------------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,269,805 (See Item 4)
--------------------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           56.3% (See Item 4)
--------------------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No.  98235T-107                  13G                 Page 3 of 7 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus & Co.                           I.D. #13-6358475
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) |_|
            (b) |X|

--------------------------------------------------------------------------------
        3  SEC USE ONLY


--------------------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION


           New York
--------------------------------------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     -----------------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
BENEFICIALLY OWNED          13,987,602
        BY           -----------------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
                     -----------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            16,269,805 (See Item 4)
--------------------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,269,805 (See Item 4)
--------------------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           56.3% (See Item 4)
--------------------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No.  98235T-107                  13G                 Page 4 of 7 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus LLC                              I.D. #13-3536050
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) |_|
            (b) |X|

--------------------------------------------------------------------------------
        3  SEC USE ONLY


--------------------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION


           New York
--------------------------------------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     -----------------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             13,987,602
     OWNED BY        -----------------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
                     -----------------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            16,269,805 (See Item 4)
--------------------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,269,805 (See Item 4)
--------------------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           56.3% (See Item 4)
--------------------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a)             NAME OF ISSUER:
                      --------------

                      The name of the issuer is Wright Medical Group, Inc. (the "Issuer").

ITEM 1(b)             ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:
                      ----------------------------------------------

                      The address of the principal executive office of the Issuer is 5677 Airline Road, Arlington, Tennessee 37002.

ITEM 2(a)             NAME OF PERSON FILING:
                      ---------------------

                      This Schedule 13G is being filed by and on behalf of (a) Warburg, Pincus Equity Partners, L.P. ("WPEP"); (b) Warburg, Pincus & Co. ("WP"); and (c) Warburg, Pincus LLC ("WP LLC"). WPEP has three affiliated partnerships:
                      Warburg, Pincus Netherlands Equity Partners I, C.V., a Netherlands limited partnership, Warburg, Pincus Netherlands Equity Partners II, C.V., a Netherlands limited partnership, and Warburg, Pincus Netherlands Equity Partners III, C.V., a Netherlands limited partnership. WP is the sole general partner of WPEP. WPEP is managed by WP LLC. Lionel I. Pincus is the managing partner of WP and the managing member of WP LLC and may be deemed to control both WP and WP LLC. Lionel I. Pincus disclaims any beneficial ownership of the equity securities of the Issuer reported herein as being beneficially owned by WPEP, WP and WP LLC (collectively referred to herein as the "Reporting Persons"). The general partners of WP and the members of WP LLC are described in Schedule I of this Schedule 13G.

ITEM 2(b)             ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                      ------------------------------------

                      The principal business address of each of the Reporting Persons is 466 Lexington Avenue, New York, New York 10017.

ITEM 2(c)             CITIZENSHIP:
                      -----------

                      WPEP is a Delaware limited partnership, WP is a New York general partnership and WP LLC is a New York limited liability company.

ITEM 2(d)             TITLE OF CLASS OF SECURITIES:
                      ----------------------------

                      The class of equity securities to which this Schedule 13G relates is the voting common stock, par value $0.01 per share, of the Issuer (the "Voting Common Stock").

ITEM 2(e)             CUSIP NUMBER:
                      ------------

                      The CUSIP number of the Voting Common Stock is 98235T-107.

ITEM 3                TYPE OF REPORTING PERSON
                      ------------------------

                      Not Applicable.

ITEM 4                OWNERSHIP:
                      ---------

ITEM 4(a)             AMOUNT BENEFICIALLY OWNED:
                      -------------------------

                      Each of WPEP, WP and WP LLC (individually as "Entity" and collectively the "Entities") may be deemed to own beneficially 13,987,602 shares of the Voting Common Stock of the Issuer. WPEP is the record owner of 13,987,602 shares of the Voting Common Stock. By virtue of the affiliate relationships among the Entities described in
                      Item 2(a) above, each Entity may be deemed to own beneficially all of the shares described in this Schedule 13G. Hence, each Entity may be deemed to beneficially own 13,987,602 shares of the Voting Common Stock of the Issuer. WPEP is currently the record holder of 10,635,755 shares of Voting Common Stock, 5,288,595 shares of the Issuer's Non-Voting Common Stock, par value $0.01 per share and a warrant issued by the Issuer exercisable for 345,455 shares of Voting Common Stock. WPEP has the right to convert shares of Non-Voting Common Stock into Voting Common Stock at any time; provided, however, that the Issuer's Amended and Restated Certificate of Incorporation contains restrictions that prohibit WPEP from owning more than 49% of the Voting Common Stock of the Issuer (currently representing 13,987,602 shares) at any time.

ITEM 4(b)             PERCENT OF CLASS:
                      ----------------

                      Each of WPEP, WP and WP LLC beneficially own 49% of the Issuer's outstanding Voting Common Stock. The foregoing percentage was calculated based on the 28,546,127 shares of Voting Common Stock outstanding as of December 31, 2001 as reported in the Issuer's Registration Statement on Form S-1 filed January 27, 2002.

ITEM 4(c)             NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                      --------------------------------------------

                      Number of shares as to which each of WPEP, WP and WP LLC has:

                      (i)      Sole power to vote or to direct the vote.............................0

                      (ii)     Shared power to vote or to direct the vote..................13,987,602

                      (iii)    Sole power to dispose or to direct the
                               disposition of.......................................................0

                      (iv)     Shared power to dispose or to direct the disposition of.....16,269,805

ITEM 5                OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
                      --------------------------------------------

                      Not Applicable.

ITEM 6                OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                      --------------------------------------------------------
                      PERSON:
                      ------

                      Not Applicable.

ITEM 7                IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                      ---------------------------------------------------------
                      ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
                      -----------------------------------------------------
                      HOLDING COMPANY:
                      ---------------

                      Not Applicable.

ITEM 8                IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                      ---------------------------------------------------------

                      The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Persons to file jointly is attached hereto as EXHIBIT 1. Each Reporting Person disclaims beneficial ownership of all of the Equity Shares, other than those reported herein as being owned by it.

ITEM 9                NOTICE OF DISSOLUTION OF GROUP:
                      ------------------------------

                      Not Applicable.

ITEM 10               CERTIFICATION:
                      -------------

                      Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2002


                               WARBURG, PINCUS EQUITY PARTNERS, L.P.

                               By: Warburg, Pincus & Co., General Partner

                               By:       /s/ Scott A. Arenare
                                  ------------------------------------
                                  Scott A. Arenare, Partner



                               WARBURG, PINCUS & CO.


                               By:       /s/ Scott A. Arenare
                                  ------------------------------------
                                  Scott A. Arenare, Partner



                               WARBURG, PINCUS LLC


                               By:       /s/ Scott A. Arenare
                                  ------------------------------------
                                  Scott A. Arenare, Managing Director

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                                  EXHIBIT INDEX


Exhibit 1       Schedule of Group Members

Exhibit 2       Joint Filing Agreement, dated February 7, 2002